

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010   March 16, 2010

Lee Fensterstock, Chief Executive Officer
Broadpoint Securities Group, Inc.
12 East 49th Street
New York, NY 10017

      Re: Broadpoint Securities Group, Inc.
             Form 10-K
             Filed March 26, 2009
             Form 10-K/A
             Filed April 30, 2009
             File No. 000-14140

Dear Mr. Fensterstock:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments on Form 10-K

Part II, page 20

Item 5. Market for the Registrant's Common Equity …, page 20

Issuance of Unregistered Equity Securities, page 20

1.   We note your response to our prior comment 1 and your Form 8-K filed June 8, 2009 which indicates that you issued and sold 22,401,712 shares of common stock in reliance upon exemptions from registration pursuant to Section 4(2) of

the Securities Act and Regulation D. Beginning March 16, 2009, we required all filers to submit their Forms D electronically on EDGAR. See Guidance on Form D Filing Process located at http://www.sec.gov/divisions/corpfin/formdfiling.htm. Please promptly file copies of your Forms D.

Comments on Form 10-K/A

Item 11 Executive Compensation, page 6

Compensation Discussion and Analysis, page 6

2.   We note your response to comment 4 of our letter. In response to our comment, you provided generalized reasons for your executive officers receiving different levels of compensation. In addition to this disclosure, please disclose, on an individualized basis, the reasons for material differences in compensation paid to your executive officers, similar to the description provided for Mr. Fensterstock. Please provide this disclosure in future filings and tell us how you intend to comply.

Compensation Elements, page 8

3.   We note your response to comment 5 of our letter. In response to our comment, you state that the compensation paid to all of your named executive officers was below the median level in comparison to your peer group. Please provide disclosure, on an individualized basis, of the reasons each of your executive officers received compensation below the median level. Please include this disclosure in future filings and tell us how you intend to comply.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551- 3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel